Computershare

82-2800

RECEIVED
2004 JUN -3 A 10: 18
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Computershare Trust Company of Canada
1500 University Street Suite 700
Montreal Quebec
H3A 3S8
Telephone 514-982-7888
Facsimile 514-982-7635
www.computershare.com

**Canada**
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

Laura Mastrogiuseppe
Relationship Manager
Stock Transfer
Direct line : (514) 982-7888 Ext. 7178
Direct fax : (514) 982-7580
laura.mastrogiuseppe@computershare.com

May 6, 2004

United States Security &
Exchange Commission
Office of the International Corporate
Stop 3-9
450-5th Avenue N.W.
Washington, D.C. 20549 U.S.A.

SUPPL

PROCESSED
[redacted]UN 10 2004
THOMSON
FINANCIAL

04030609

Dear Sirs:

**RE: DOREL INDUSTRIES INC.**

The following material has been sent by prepaid mail on May 3, 2004, to each shareholder of the Corporation:

**ENCLOSURE(S):**

1. 2003 Annual Report including Audited Annual Financial Statements as at December 30, 2003 and 2002 — (English or French)
2. Notice of Annual and Special General Meeting of Shareholders combined with Management Proxy Circular — (English or French)
3. Proxy — (English or French)
4. Proxy Return Envelope - Franked / Unfranked — (Bilingual)

Trusting the above is to your entire satisfaction, we remain,

Yours very truly,

Laura Mastrogiuseppe

LM/zl

Encls.

c.c.: Dorel Industries Inc.
Heenan Blaikie

DW 6/9